March 11, 2020

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

       Re: Tauriga Sciences, Inc.
           Registration Statement on Form S-1
           Filed March 5, 2020
           File No. 333-236923

Dear Mr. Shaw:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Theodore Ghorra - Rimon Law P.C.